SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

        ☒     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

        ☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                              EXCHANGE ACT OF 1934

                    For the transition period from _____________________ to ________________________

Commission File Number:  0-6233

                A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            1st SOURCE CORPORATION EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

                B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

1st Source Corporation
100 N. Michigan Street
        South Bend, Indiana  46601

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

1st SOURCE CORPORATION
EMPLOYEES’ STOCK OWNERSHIP AND PROFIT SHARING PLAN

By the Plan Administrator
1st Source Corporation

/s/TINA H. PERKINS
Tina H. Perkins, Senior Vice President

Date : June 29, 2007

Financial Statements and Supplemental Schedule

1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan
(Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
December 31, 2006 and 2005, and the Year Ended December 31, 2006
With Report of Independent Registered Public Accounting Firm

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan
(Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005,
and the Year Ended December 31, 2006

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statement of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 13

Report of Independent Registered Public Accounting Firm

The Compensation and Human Resources Committee
of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan (formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
 June 25, 2007

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan
(Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)

Statements of Net Assets Available for Benefits

	December 31
	2006	2005
Assets
Cash	$42,834	$483,284

Investments at fair value:
Mutual funds	61,212,366	52,317,771
1st Source Corporation common stock	42,161,082	32,624,710
1st Source Bank common trust fund	6,750,955	4,884,905
Participant notes receivable	692,740	700,986
Short-term investment fund	96,693	–
Total investments	110,956,670	90,528,372

Employer contributions receivable	3,376,602	3,146,464
Accrued investment income	426	9,086

Liabilities
Due to brokers, net	15,598	–

Net assets available for benefits, at fair value	114,318,100	94,167,206
Adjustment from fair value to contract value
for benefit responsive investments contracts	29,159	36,914
Net assets available for benefits	$114,347,259	$94,204,120

See accompanying notes.

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan
(Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income	$4,293,698

Contributions:
Employer	3,376,758
Employees	4,067,847
7,444,605

Net realized and unrealized appreciation in fair value of investments	15,803,491
Total additions	27,541,794

Deductions
Benefits paid to participants	7,398,655
Total deductions	7,398,655
Net increase in net assets available for benefits	20,143,139

Net assets available for benefits:
Beginning of year	94,204,120
End of year	$114,347,259

See accompanying notes.

                                          1st Source Corporation
   Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements
        December 31, 2006

1. Description of the Plan

General

The 1st Source Corporation Employees’ Stock Ownership and Profit Sharing Plan, formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust (the Plan), is a defined-contribution plan covering substantially all employees of 1st Source Corporation (1st Source) and its subsidiaries, with the exception of Trustcorp Mortgage Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Effective October 1, 2006 participants are permitted to designate up to $15,500 or 100% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date, participants were permitted to designate up to 25%). In addition, participants age 50 or older may elect to defer up to an additional $5,000 (in 2006) and $4,000 (in 2005) (called catch-up contributions) to the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – amount is discretionary but may not exceed 100% of the first 4% of a participant’s compensation contributed to the Plan, and 50% of the next 2% of a participant’s compensation contributed to the Plan.

Fixed Profit Sharing contribution – equals 2% of each eligible participant’s annual compensation.

Discretionary Profit Sharing contribution – amount is discretionary as determined annually by the Board of Directors.

Regular contribution – amount is discretionary as determined annually by the Board of Directors.

                                            1st Source Corporation
                   Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
           Notes to Financial Statements (continued)

1. Description of the Plan (continued)

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.

Effective October 1, 2006, the Plan was amended to provide participants with an ESOP account and a 401k account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401k account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account a participant elects to diversify (see Note 9). Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either paid in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, including matching discretionary profit-sharing, fixed profit-sharing, regular and money contributions, is based on years of credited service. A participant is 100% vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Forfeitures of nonvested terminated participants’ accounts are distributed among remaining participants. The forfeiture balance was $ 68,983 at December 31, 2006.

Each participant’s account is credited with the participant’s contribution and an allocation of:

(a) 1st Source’s contribution; (b) Plan earnings; and (c) forfeitures of terminated participants’ nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

                                           1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
            (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
            Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s account balance from his or her 401k account other than from regular or money purchase plan accounts, or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed five years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Prior to October 1, 2006, participants were permitted to receive periodic installments of their vested account balances. Benefits of money purchase account amounts are subject to joint and survivor and qualified preretirement survivor annuity requirements

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Corporation Human Resources Division.

     1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Investment Valuation

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of the reported sales prices for the last five business days of the Plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid-and-ask prices. The fair value of mutual funds and the Plan’s participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the Plan year. Loans to participants are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with accounting principles generally accepted in the United States, which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (FSP).

The FSP defines the circumstances in which an investment is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

                                          1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully-benefit responsive investment contracts recognized at fair value. The American Institute of Certified Public Accountants’ SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Certain reclassifications have been made to the 2005 financial statements to conform to the 2006 presentation.

3. Investments

During 2006, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Net Appreciation in Fair Value During the Year

1st Source Corporation common stock	$9,975,682
Mutual funds	5,644,958
1st Source Bank common trust funds	182,851
$15,803,491

                                            1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	2006	2005

1st Source Corporation common stock*	$42,161,082	$32,624,710
1st Source Monogram Income Fund*	10,108,517	13,177,843
1st Source Monogram Diversified Equity Fund*	–	9,501,622
1st Source Monogram Income Equity Fund*	12,106,633	13,937,503
1st Source Monogram Special Equity Fund*	–	–
Morgan Stanley Institutional International Equity Fund*	11,329,135	8,161,243
1st Source Bank Employee Benefit Guaranteed Income Fund*	6,750,955	4,884,905
1st Source Bank Employee Benefit Balanced Fund*	8,389,262	–
1st Source Bank Employee Benefit Aggressive Fund*	11,054,512	–

*Includes nonparticipant-directed investments.

                                            1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows:

	December 31
	2006	2005
Net assets
Cash	$14	$2,018,378
1st Source Corporation common stock	35,020,339	26,885,430
1st Source Corporation mutual funds	21,790,675	16,604,982
1st Source Bank Employee Benefit Guaranteed Income Fund	3,286,538	2,441,202
Total net assets	$60,097,566	$47,949,992

Year Ended December 31 2006
Changes in net assets
Contributions	$3,578,315
Investment income	1,865,249
Net realized/unrealized appreciation	11,167,049
Fund transfer/purchases/sales	(339,331)
Benefits paid to participants	(4,123,708)
Total changes in net assets	$12,147,574

                                            1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

5. Transactions With Parties in Interest

The Plan held the following party-in-interest investments at fair value at December 31:

	2006	2005

1st Source Corporation common stock	$42,161,082	$32,624,710
1st Source Monogram Income Fund	10,108,517	13,177,843
1st Source Monogram Income Equity Fund	12,106,633	13,937,503
1st Source Monogram Diversified Equity Fund	3,454,969	9,501,622
1st Source Monogram Special Equity Fund	2,118,425	4,052,266
1st Source Bank Employee Benefit Guaranteed Income Fund	6,750,955	4,884,905
1st Source Monogram Long/Short Fund	2,648,908	1,098,241
1st Source Bank Employee Benefit Balanced Fund	8,389,262	–
1st Source Bank Employee Benefit Aggressive Fund	11,054,513	–
1st Source Bank Employee Benefit Low Risk Fund	2,004	–
Loans to participants	692,740	700,986

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

                                          1st Source Corporation
        Employees’ Stock Ownership and Profit Sharing Plan
        (Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)
        Notes to Financial Statements (continued)

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

8. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2006	2005
Net assets available for benefits per the financial statements	$114,347,259	$94,204,120
Benefit payable to withdrawn participants	3,858,905	–
Adjustment from fair value to contract value for benefit responsive investment contracts	(29,159)	(36,914)
Net assets available for benefits per the Form 5500	$110,459,195	$94,167,206

9. Subsequent Events

Effective January 1, 2007, participants with three or more years of service as of the end of the prior Plan year may elect to diversify all or a part of their Company Stock account.

Effective May 1, 2007, the Trustcorp Mortgage Company Employee Retirement Savings Plan was merged into the Plan.

Supplemental Schedule

1st Source Corporation
Employees’ Stock Ownership and Profit Sharing Plan
(Formerly 1st Source Corporation Employees’ Profit Sharing Plan and Trust)

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan # 003

December 31, 2006

Identity of Issuer, Borrower,	Description of
Lessor, or Similar Party	Investment	Cost	Current Value

Common stock:
1st Source Corporation*	1,312,203 shares	$ 17,587,291	$ 42,161,082
Goldman Sachs Prime Obligation Fund	96,693 units	96,693	96,693

Mutual funds:
Morgan Stanley Institutional
International Equity Fund A	550,492 shares	10,830,117	11,329,135
1st Source Monogram Long/Short Fund*	227,961 shares	2,540,443	2,648,908
1st Source Monogram Income Fund*	1,043,191 shares	10,427,470	10,108,517
1st Source Monogram Income Equity Fund*	838,990 shares	10,577,698	12,106,633
1st Source Monogram Diversified Equity Fund*	433,497 shares	3,415,087	3,454,969
1st Source Monogram Special Equity Fund*	222,992 shares	2,055,164	2,118,425
1st Source Bank Employee Benefit Balanced Fund*	540,626 shares	8,039,096	8,389,262
1st Source Bank Employee Benefit Aggressive Fund*	696,699 shares	10,357,964	11,054,513
1st Source Bank Employee Benefit Low Risk Fund*	145 shares	2,001	2,004
		58,245,040	61,212,366

Common trust funds:
1st Source Bank Employee Benefit
Guaranteed Income Fund*	255,126 units	6,005,149	6,750,955

Loans to participants*	$692,740 principal
	amount, interest rates
	ranging 6.25%–11.75%,
	maturities through 2021	–	692,740
		$ 81,934,173	$ 110,913,836

*Indicates party in interest to the Plan.